Exhibit #99.1

FOR IMMEDIATE RELEASE

IMRIS and MDA Advancing Image Guided Surgical Robotics Program

First demonstration set for 2011 Congress of Neurological Surgeons in Washington, D.C

Winnipeg, Manitoba and Richmond, B.C., September 19, 2011 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) and MacDonald, Dettwiler and Associates Ltd. (TSX:MDA) today announced an agreement for the final phases of collaborative development of IMRIS’s MR guided surgical robot, building on the development work the two companies have completed to date.

IMRIS and MDA began work on a robotic surgery system in 2010 with the goal of commercialization.  The system is being designed initially to perform microsurgery and biopsy-stereotaxy applications on the brain with sub-millimeter  precision by bringing the capabilities of surgical robotics together with real time MR imaging in a fully integrated IMRIS surgical suite under the full control of the neurosurgeon.  Ultimately, the technology is expected to extend into a broad range of surgical applications.

The system features two robotic arms that can manipulate MR-compatible tools at a microscopic level from a remote workstation.  The surgeon sees detailed three-dimensional images of the brain and the surgical tools, and uses hand controllers equipped with enhanced touch sensation that allow the surgeon to feel  tissue through the robotic arms and surgical tools and apply appropriate pressure as they operate.

A clinical trial utilizing the first generation of the robot on a cohort of 120 patients is currently underway, led by Garnette Sutherland, MD, Professor of Neurosurgery, at Calgary’s Foothills Hospital.  The first public demonstration of IMRIS’ robotic technology will be at the Congress of Neurological Surgeons in Washington DC, where Dr. Sutherland will share his experiences on October 3 and 4, 2011 with delegates visiting the IMRIS booth.

Under the terms of the multimillion dollar agreement, MDA is IMRIS’s development and preferred manufacturing partner for image-guided surgical robotics.  The two companies have made significant progress in advancing the new IMRIS image guided surgical robotic system toward commercialization.  Given current development plans, IMRIS anticipates being in a position to seek regulatory approval as early as the second quarter of 2012.

“Recognition of the benefits of medical robotics continues to grow, and market demand for these value adding capabilities is increasing around the world.” said David Graves, CEO of IMRIS. “We believe the availability of surgical robotics within IMRIS’s image guided surgery suites will prove very compelling for clinicians.”

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

About MDA

MDA provides advanced information solutions that capture and process vast amounts of data, produce essential information, and improve the decision making and operational performance of business and government organizations worldwide. Focused on markets and customers with strong repeat business potential, MDA delivers a broad spectrum of information solutions, ranging from complex operational systems, to tailored information services, to electronic information products.  The Company’s common shares trade on the Toronto Stock Exchange under the symbol TSX: MDA.

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of MacDonald, Dettwiler and Associates Ltd. (“MDA”) with respect to future events and financial performance.  The forward-looking statements in this regard include statements regarding the award of a contract.  Any such forward-looking statements are based on MDA’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  The factors and assumptions underlying the forward-looking statements in this release include contracts not being terminated.  Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. MDA cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ from current expectations include failure of third parties and subcontractors; failure of systems to meet performance requirements and failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to MDA’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online at www.sedar.com or on MDA’s website at www.mdacorporation.com.  The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release.

For further information, please contact:

Brad Woods	Wendy Keyzer
IMRIS Director Investor Relations & Corporate Communications (204) 480-7094 bwoods@imris.com	MDA External Relations (604) 231-2743 wendy@mdacorporation.com

Related Websites:
www.mdacorporation.com
www.imris.com